1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 20, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ADJUSTMENTS TO THE SHARE REFORM PROPOSALS OF
SHANDONG ALUMINUM AND LANZHOU ALUMINUM

SUMMARY

Upon completion of the consultation with the holders of tradable Shandong Shares and the holders of Lanzhou Shares, Shandong Aluminum and Lanzhou Aluminum have made certain adjustments to the respective share reform proposals. In respect of the share reform of Lanzhou Aluminum, the holders of non-tradable Lanzhou Shares will be entitled to elect in whole or in part for the Lanzhou Cash Alternative at the price of RMB5.534 per non-tradable Lanzhou Share. In addition, subject to completion of the share reform proposals and the listing of Chalco A Shares on the Shanghai Stock Exchange, Chinalco has provided certain undertakings in respect of its tradable Chalco Shares.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

Reference is hereby made to the announcement of Aluminum Corporation of China Limited (the "Company" or "Chalco") in relation to the proposed share reforms of Shandong Aluminum and Lanzhou Aluminum dated 7 December 2006 (the "Announcement"). Unless the context specifies otherwise, terms used in this announcement shall have the same meaning as defined in the Announcement.

1	ADJUSTMENTS TO THE SHARE REFORM PROPOSAL OF SHANDONG ALUMINUM

After the release of the proposed terms of the share reform of Shandong Aluminum on 8 December 2006, Shandong Aluminum has exchanged views with the holders of its tradable shares through various methods and at the suggestion of the holders of non-tradable Shandong Shares, the following adjustments have been made to its proposed share reform:

(1)	The relevant price per share for the proposed share exchange, the Exchange Ratio and the Cash Alternative in the proposed share reform of Shandong Aluminum remain unchanged;

(2)	Aluminum Corporation of China ("Chinalco"), the controlling shareholder of the Company, has undertaken that:

(a)

within 36 months after the listing of Chalco A Shares on the Shanghai Stock Exchange, Chinalco will not transfer its tradable Chalco A Shares or entrust any third parties to manage such shares and will not procure Chalco to repurchase such shares;

(b)

within 3 months after the listing of Chalco A Shares on the Shanghai Stock Exchange, if the market price of Chalco A Shares falls below RMB6.60 per share, being the price per share of the proposed share exchange, Chinalco shall increase its shareholding of Chalco A Shares through market bidding in the Shanghai Stock Exchange, until the cumulative number of shares so purchased reaches 30% of the total number of newly issued Chalco A Shares under the Merger Proposals;

(c)

within 12 months after completion of the increased shareholding arrangement, Chinalco shall not sell its increased Chalco A Shares aforesaid and shall discharge its information disclosure obligations; and

(d)

after the listing of Chalco A Shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to business assets of aluminum and aluminum fabrication and related equity interest), where appropriate, in order to improve the production chain of Chalco.

2.	ADJUSTMENTS TO THE SHARE REFORM PROPOSAL OF LANZHOU ALUMINUM

After the release of the proposed terms of the share reform proposal of Lanzhou Aluminum on 8 December 2006, Lanzhou Aluminum has exchanged views with the holders of its tradable shares through various methods and, at the suggestion of the holders of non-tradable Lanzhou shares, the following adjustments have been made to its proposed share reform:

(1)

Other holders of the non-tradable shares of Lanzhou Aluminum (other than Chalco) are entitled to the Cash Alternative at the rate of RMB5.534 per non-tradable Lanzhou Share, if they elect not to exchange in whole or in part their non-tradable Lanzhou Shares for the Chalco A Shares. Save for the above, the relevant price per share for the proposed share exchange, the Exchange Ratio and the Cash Alternative in the proposed share reform of Lanzhou Aluminum remain unchanged.

(2)	Chinalco, the controlling shareholder of the Company, has undertaken that:

(a)

within 3 months after the listing of Chalco A Shares on the Shanghai Stock Exchange, if the market price of Chalco A Shares falls below RMB6.60 per share, being the price per share of the proposed share exchange, Chinalco shall increase its shareholding of Chalco A Shares through market bidding in the Shanghai Stock Exchange, until the cumulative number of shares so purchased reaches 30% of the total number of newly issued Chalco A Shares under the Merger Proposals;

(b)

within 12 months after completion of the increased shareholding arrangement, Chinalco shall not sell its increased Chalco A Shares aforesaid and shall discharge its information disclosure obligations; and

(c)

after the listing of Chalco A Shares on the Shanghai Stock Exchange, Chinalco will inject quality aluminum assets (including but not limited to business assets of aluminum and aluminum fabrication and related equity interest), where appropriate, in order to improve the production chain of Chalco.

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

By Order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

19 December 2006, Beijing

As at the date hereof, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua, Mr. Zhang Chengzhong (Executive Directors); Mr. Joseph C. Muscari, Mr. Shi Chungui (non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary